Sub-Item 77D: Policies with Respect to Security Investments
Effective April 30, 2013, the Goldman Sachs High Quality Floating Rate Fund (the ?High Quality Floating Rate Fund?), formerly the Goldman Sachs Government Income Fund, changed its non-fundamental policy to invest at least 80% of its net assets in particular investments (?80% Policy?).  The 80% Policy was revised to require the High Quality Floating Rate Fund to invest at least 80% of its net assets in high quality floating rate or variable rate obligations.  Accordingly, the High Quality Floating Rate Fund?s name and certain other investment policies were also changed.  The changes are reflected in Post-Effective Amendment No. 33 to the Registrant?s Registration Statement on Form N-1A filed with the Securities and Exchange Commission on April 30, 2013 (effective as of May 1, 2013) (Accession No.?0001193125-13-188372) (?PEA No. 33?), which is incorporated herein by reference.